

Mail Stop 7010

November 30, 2007

Glenn J. Holler
Chief Financial Officer
International Wire Group, Inc.
12 Masonic Ave.
Camden, NY 13316

      Re: International Wire Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 0-51043

Dear Mr. Holler:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Item 3. Legal Proceedings, page 17

1.   We note your disclosure that you have insurance coverage for "a substantial portion of these product liability claims that arose prior to April 1, 2002." Please tell us, with a view toward future disclosure, what your exposure is with respect to the remainder of the claims and lawsuits pending against you.

Item 9A. Controls and Procedures, page 83

2.   Please tell us, with a view toward future disclosure, how management concluded that the financial statements present in all material respects the company's financial position and its results of operations for the periods presented in conformity with GAAP, notwithstanding the material weaknesses you discuss.

3.   We note your disclosure in the Form 10-Q for the quarterly period ended September 30, 2007 that your disclosure controls and procedures are still not effective. Please tell us, with a view toward future disclosure, the status of the material weaknesses and their components. Please tell us whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please tell us when and how the company expects to do so. Please tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Executive Compensation, page 14 of Proxy Statement

4.   Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your Compensation Discussion and Analysis to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Elements of Compensation for Fiscal 2006, page 15
Base Salary, page 15

5.   Your disclosure indicates that you may have engaged in benchmarking of base salaries or other material elements of compensation. For example, we note disclosure concerning your "design of base salary to be competitive compared with prevailing market rates at manufacturing companies that have similar total revenue and market capitalization." Please identify in future filings your benchmarks, including their components and component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Business Organization and Basis of Presentation – Immaterial Restatement, page 4

6.   Please explain to us the facts and circumstances that occurred between the date you initially adopted FIN 48 and the date you determined the error that resulted in a negative adjustment of $3.67 million to equity. Please clearly indicate how you

determined the amount of the adjustment when you initially adopted FIN 48 and how you determined the amount of the error. Please help us understand how and why you determined that the error relates to the initial adoption of FIN 48.

MD&A – Results of Operations – Three Months Ended September 30, 2007, page 19

7.   We note the declines in net sales and gross profit margin during the quarter ended September 30, 2007 compared to the same period in 2006. Please explain to us, and clarify in future filings, how and why fluctuations in the proportion of tolled copper affects net sales and gross profit margins. Also, please tell us, and disclose in future filings, the factors that result in fluctuations in the proportion of tolled copper.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3711 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief